UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Power-One, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

739308104
(CUSIP Number)

June 12, 2008
(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739308104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 739308104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS STAR, L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,605 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,605 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 739308104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Highbridge Statistical Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 109,188 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 109,188 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,188 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 739308104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock 110,793 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 739308104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock 110,793 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 739308104	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Henry Swieca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock 110,793 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013, convertible into 4,573,200 shares of Common Stock

110,793 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 739308104	13G	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER
Power-One, Inc. (the “Company”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
740 Calle Plano Camarillo, California 93012

Item 2(a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Highbridge International LLC

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

STAR, L.P. (a statistical arbitrage strategy)

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Highbridge Statistical Opportunities Master Fund, L.P.

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: State of Delaware

Glenn Dubin

c/o Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: United States

Henry Swieca

c/o Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: United States

CUSIP No. 739308104	13G	Page 9 of 13 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER
739308104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 739308104	13G	Page 10 of 13 Pages

(a)	Amount beneficially owned:

As of the date of this filing, (i) Highbridge International LLC beneficially owns $15,000,000 aggregate principal amount of 8.0% Senior Secured Convertible Notes due June 17, 2013 (the "Notes"), convertible into 4,573,200 shares of Common Stock (not counting any accrued and unpaid interest on the Notes), (ii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 1,605 shares of Common Stock, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 109,188 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $15,000,000 aggregate principal amount of the Notes, convertible into 4,573,200 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) beneficially owned by Highbridge International LLC and the 110,793 shares of Common Stock beneficially owned by STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P. Pursuant to the terms of the Notes, Highbridge International LLC cannot convert any of the Notes until such time as the Reporting Persons would not beneficially own after any such conversion more than 9.9% of the outstanding shares of Common Stock.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P.

(b)	Percent of class:

The Company's quarterly report for the quarterly period ended March 30, 2008 filed on Form 10-Q on May 7, 2008, indicates that as of May 4, 2008, there were 87,464,659 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and, for purposes of clauses (i) and (iv) below, assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 4.97% of the outstanding shares of Common Stock of the Company, (ii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.12% of the outstanding shares of Common Stock of the Company, and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.09% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
0
(ii)	Shared power to vote or to direct the vote
See Item 4(a)
(iii)	Sole power to dispose or to direct the disposition of
0

CUSIP No. 739308104	13G	Page 11 of 13 Pages

(iv)	Shared power to dispose or to direct the disposition of
See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 20, 2008, by and among Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy), Highbridge Statistical Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 739308104	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 20, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC
its Trading Manager
By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

STAR, L.P. (a statistical arbitrage strategy)		HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Henry Swieca		/s/ Glenn Dubin
HENRY SWIECA		GLENN DUBIN

CUSIP No. 739308104	13G	Page 13 of 13 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Power-One, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 20, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC
its Trading Manager
By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

STAR, L.P. (a statistical arbitrage strategy)		HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Henry Swieca		/s/ Glenn Dubin
HENRY SWIECA		GLENN DUBIN